

November 3, 2008

Via Facsimile and U.S. Mail

L. Stevin Leshin, Esq.
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 76102

> **Re: AmeriCredit Corp**
> **Schedule TO-I filed October 20, 2008**
> **SEC File No. 005-40781**

Dear Mr. Leshin:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms in this letter have the same meaning as the Issuer Repurchase Notice, unless otherwise indicated.

Schedule TO-I

Exhibit (a)(1)(A) - Issuer Repurchase Notice

1.   We note your response to prior comment 3. While you indicate that notice of the change in the duration of the tender offer will be posted to DTC's Participant Tender Offer Program, please be advised that we believe that merely sending the offering documents to DTC is not an adequate means of communicating information to security holders and does not provide adequate assurance that the bidder will have satisfied the requirements of Section 14(e) of the Exchange Act.

Further, we have stated that a bidder should generally disseminate changes in the offer in the same manner as the original offer. Please revise or advise. Refer to Exchange Act Release No. 34-43069.

Closing Comments

Please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing person and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: J. Michael Fay, Esq.
   General Counsel
   Americredit Corp.